Talisman Energy Inc.
Annual Meeting of Shareholders
May 1, 2013

REPORT OF VOTING RESULTS

In accordance with s. 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

1. ELECTION OF DIRECTORS

By ballot, on the nominees for election as directors:

	For	Withheld
Christiane Bergevin	709,630,016 95%	35,392,612 5%
Donald J. Carty	673,277,904 90%	71,744,725 10%
William R.P. Dalton	729,222,124 98%	15,800,505 2%
Kevin S. Dunne	723,947,546 97%	21,075,083 3%
Harold N. Kvisle	732,377,393 98%	12,644,391 2%
Brian M. Levitt	732,024,417 98%	12,998,212 2%
Lisa A. Stewart	652,935,546 88%	92,087,082 12%
Peter W. Tomsett	656,165,239 88%	88,857,390 12%
Michael T. Waites	729,492,478 98%	15,530,151 2%
Charles R. Williamson	719,860,392 97%	25,162,237 3%
Charles M. Winograd	724,073,962 97%	20,948,667 3%

2. APPOINTMENT OF AUDITOR

	For	Withheld
By show of hands, on the appointment of Ernst & Young LLP, Chartered Accountants, as auditor:	754,530,336	17,482,956

Carried

3. ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

	For	Against
By ballot, on an advisory basis, on the acceptance of the company's approach to executive compensation:	555,898,348 75%	189,123,793 25%

Note: Percentages have been rounded to the nearest whole number.